Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
OFS Capital Corporation:

We consent to the incorporation by reference in the registration statement on Form N-2 of OFS Capital Corporation of our report dated March 5, 2021, with respect to the consolidated statement of assets and liabilities of OFS Capital Corporation and subsidiaries, including the consolidated schedule of investments, as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in net assets, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of OFS Capital Corporation, and the report dated March 5, 2021 on the senior securities table attached as an exhibit to the Form 10-K. We also consent to the reference to our firm under the heading “Senior Securities” in the Form 10-K.

/s/ KPMG LLP

Chicago, Illinois
March 5, 2021